                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -----------------------------

                      AMENDMENT NO. 2 (FINAL AMENDMENT) TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)


                       CONSOLIDATED CAPITAL PROPERTIES VI
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000


                         -----------------------------

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation*     $3,162,622.36          Amount of Filing Fee: $632.52

-------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 129,722 units of limited partnership interest of the subject partnership for $24.38 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:    $627.08          Filing Parties:   Aimco Properties, L.P.


Form or Registration No.:  Schedule 14D-1   Date Filed:       November 15, 1999




                         (Continued on following pages)

CUSIP No.   NONE


1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            AIMCO PROPERTIES, L.P.
            84-1275721

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

            WC, BK

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e))                                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7.  SOLE VOTING POWER

                         --

    8.  SHARED VOTING POWER

                         29,579

    9.  SOLE DISPOSITIVE POWER

                         --

    10.  SHARED VOTING POWER

                          29,579

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                          29,579

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                            [ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            Approximately 15.66%

14. TYPE OF REPORTING PERSON

            PN

CUSIP No.   NONE

1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            AIMCO-GP, INC.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
3. SEC USE ONLY

4. SOURCE OF FUNDS

            Not Applicable

5. (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e))                                                     [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7.       SOLE VOTING POWER

                           --

   8.       SHARED VOTING POWER

                           29,579

   9.       SOLE DISPOSITIVE POWER

                           --

   10.      SHARED VOTING POWER

                           29,579

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                           29,579

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES        [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            Approximately 15.66%

14. TYPE OF REPORTING PERSON

            CO

CUSIP No.   NONE



1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            APARTMENT INVESTMENT AND MANAGEMENT COMPANY
            84-129577

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
3. SEC USE ONLY

4. SOURCE OF FUNDS

            Not Applicable

5. (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e))                                                     [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7.       SOLE VOTING POWER

                           --

    8.       SHARED VOTING POWER

                           72,059

    9.       SOLE DISPOSITIVE POWER

                           --

    10.       SHARED VOTING POWER

                           72,059

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                           72,059

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            Approximately 38.15%

        AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 9 TO SCHEDULE 13D

         This Statement (the "Statement") constitutes (a) Amendment No. 2 to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's Litigation Settlement Offer to purchase units of limited partnership interest ("Units") of Consolidated Capital Properties VI (the "Partnership"); and (b) Amendment No. 9 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on December 16, 1994, by Insignia Financial Group, Inc. ("Insignia") and LP 6 Acceptance Corporation ("LP 6"), as amended by (i) Amendment No. 1, filed with the Commission on December 19, 1994, by Insignia and LP 6, (ii) Amendment No. 2, filed with the Commission on April 24, 1997, by Insignia, LP 6, Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on October 26, 1998, by IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (iv) Amendment No. 4, filed with the Commission on June 2, 1999, by AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (v) Amendment No. 5, filed with the Commission on July 1, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vi) Amendment No. 6, filed with the Commission on August 6, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vii) Amendment No. 7, filed with the Commission on November 15, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (viii) Amendment No. 8, dated December 16, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         At midnight, New York time, on Thursday, December 30, 1999, the offer expired pursuant to its terms. A total of 20,481 Units, representing approximately 10.84% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units at $24.38 per Unit.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2000


                                     AIMCO/IPT, INC.

                                     By: /s/ Patrick J. Foye
                                         --------------------------------------
                                         Executive Vice President

                                     INSIGNIA PROPERTIES, L.P.

                                     By: AIMCO/IPT, INC.
                                         (General Partner)

                                     By: /s/ Patrick J. Foye
                                         --------------------------------------
                                         Executive Vice President

                                     AIMCO PROPERTIES, L.P.

                                     By: AIMCO-GP, INC.
                                         (General Partner)

                                     By: /s/ Patrick J. Foye
                                         --------------------------------------
                                         Executive Vice President

                                     AIMCO-GP, INC.

                                     By: /s/ Patrick J. Foye
                                         --------------------------------------
                                         Executive Vice President

                                     APARTMENT INVESTMENT
                                     AND MANAGEMENT COMPANY

                                     By: /s/ Patrick J. Foye
                                         --------------------------------------
                                         Executive Vice President





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